UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

CONVENIENCE TRANSLATION

2003 CONSOLIDATED FINANCIAL STATEMENTS of Schering AG, Berlin
List of Group Shareholdings
(as of December 31, 2003)

No.	Name and domicile of company	Interest in capital
		(%)

	I. SUBSIDIARIES

	GERMANY

1	Schering AG, Berlin
	(parent company)

2	AWAG Arzneimittelwerk Altona AG,	100.00
	Hamburg

3	Schering Deutschland Holding AG,	100.00
	Hamburg

4	Bergazyme GmbH, Berlin	100.00

5	Berlichem Verwaltungsgesell-	100.00
	schaft für Chemie mbH, Berlin

6	Berlimed Verwaltungsgesell-	100.00
	schaft mbH, Berlin

7	Menadier Heilmittel GmbH,	100.00
	Hamburg

8	Berlitech Verwaltungsgesell-	100.00
	schaft mbH, Berlin

9	Borsig-Kokswerke GmbH, Berlin	100.00

10	EnTec GmbH, Hamburg	75.00

11	Institut für Diagnostik-	100.00
	forschung GmbH, Berlin

12	Jenapharm GmbH & Co. KG, Jena	100.00

13	Kokswerke und Chemische	100.00
	Fabriken GmbH, Berlin

14	Medrad Medizinische Systeme GmbH,	100.00
	Würzburg

15	Schering Finnland Holding GmbH	100.00
	Berlin

16	Pharma Verlagsbuchhandlung	100.00
	GmbH, Berlin

17	Schering Africa GmbH, Berlin	100.00

18	Schering Asia GmbH, Berlin	100.00

19	Schering Deutschland GmbH, Berlin	100.00

20	Schering Forschungsges.mbH, Berlin	100.00

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

21	Schering GmbH und Co. Produktions KG,	100.00
	Weimar

22	Schering Kahlbaum GmbH, Berlin	100.00

23	Schering Versicherungs-Vermittlung	100.00
	GmbH, Berlin

24	Schering Verwaltungsgesellschaft mbH,	100.00
	Weimar

25	HTV-Gesellschaft für Hochtemperatur-	100.00
	verbrennung mbH, Bergkamen

26	BerliServe Professional Services GmbH	100.00
	Berlin

27	Schering International Holding GmbH, Berlin	100.00

28	Berlax 01 GmbH, Berlin	100.00

29	Kosinus Grundstücks-Verwaltungsgesell-	100.00
	schaft mbH & Gamma oHG, Berlin

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	EUROPE (excl. Germany)

30	Berlipharm N.V., Machelen/Belgium	99.96

31	N.V. Schering S.A., Machelen/Belgium	100.00

32	Mediwest Denmark ApS, Frederiksberg/	100.00
	Denmark

33	Schering A/S, Albertslund/Denmark	100.00

34	Schering OY, Turku/Finland	100.00

35	Schering Slovakia s.r.o.,	100.00
	Bratislava/Slovakia

36	Medrad France S.A.R.L., Rungis Cedex/	100.00
	France

37	Berlipharm S.A.R.L., Lys-Lez-Lannoy/	100.00
	France

38	Schering S.A., Lys-Lez-Lannoy/France	99.99

39	CIS bio international S.A., Gif sur Yvette Cedex	100.00
	France

40	Schering Hellas A.E., Athens	100.00
	Greece

41	Schering Agrochemicals (Holdings) Ltd.,	100.00
	Burgess Hill/Great Britain

42	Schering Health Care Ltd., Burgess Hill/	100.00
	Great Britain

43	Schering Holdings Ltd., Burgess Hill/	100.00
	Great Britain

44	Schering Industrial Products Ltd.,	100.00
	Burgess Hill/Great Britain

45	Schering Industrial Products (Holdings)	100.00
	Ltd., Burgess Hill/Great Britain

46	Schering Warehousing Ltd., Burgess Hill/	100.00
	Great Britain

47	CIS UK Ltd., Bucks/Great Britain	100.00

48	Medrad Italia S.R.L., Pavia/Italy	100.00

49	Schering S.p.A., Milan/Italy	100.00

50	Berlipharm B.V., Weesp/Netherlands	100.00

51	Medrad Europe B.V., Maastricht/	100.00
	Netherlands

52	Schering Nederland B.V., Weesp/	100.00
	Netherlands

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

53	Mediwest Norway AS, Oslo/Norway	100.00

54	Schering Norge A/S, Stabekk/Norway	100.00

55	Schering Wien Ges.m.b.H., Vienna/	100.00
	Austria

56	Biocis Ges.m.b.H., Vienna/	57.00
	Austria

57	LUSAL Producao Quimico-Farmacéutica	100.00
	Luso-Alema Lda., Mem-Martins/Portugal

58	Schering Lusitana Lda., Mem-Martins/	100.00
	Portugal

59	AO Schering, Moscow/Russia	100.00

60	Mediwest Scandinavia AB, Gothenburg/Sweden	100.00

61	Schering Nordiska AB, Stockholm/Sweden	100.00

62	Berlis AG, Schlieren/Switzerland	100.00

63	Schering (Schweiz) AG, Schlieren/Switzerland	100.00

64	Berlimed S.A., Madrid/Spain	51.00

65	Compania de Implantes Clinicos S.A.,	100.00
	Madrid/Spain

66	Justesa Imagen S.A., Madrid/Spain	51.00

67	Schering España S.A., Madrid/Spain	99.98

68	Schering Pharma S.R.O., Prague/	100.00
	Czech. Rep.

69	Schering Alman Ilac ve Ecza	100.00
	Ticaret Ltd. Sirketi, Istanbul/Turkey

70	Schering KFT., Budapest/Hungary	100.00

71	Medrad UK Limited, Burgess Hill/Great Britain	100.00

72	Berlifarma Lda., Mem Martins/Portugal	100.00

73	Theramex S.p.A., Milan/Italy	51.00

74	Schering Polska Sp.z o.o.,	100.00
	Warsaw/Poland

75	Scherimed S.A., Madrid/Spain	100.00

76	MAP Medical Technology OY,	100.00
	Tikkakoski/ Finland

77	MAP AB, Stockholm	100.00
	Sweden

78	UAB Schering, Vilnius	100.00
	Lithuania

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	NORTH AMERICA

79	Berlex Canada Inc., Montreal/Canada	100.00

80	Berlex Inc., Wilmington/	100.00
	Delaware/USA

81	Beta Center Inc., Wilmington/	100.00
	Delaware/USA

82	Berlichem Inc., Wilmington/	100.00
	Delaware/USA

83	Berlipharm Inc.,	100.00
	Wilmington/Delaware/USA

84	Island Chemical Company Inc.,	100.00
	Wilmington/Delaware/USA

85	Leiras Pharmaceuticals Inc.,	100.00
	Reston/Virginia/USA

86	Medrad Inc., Pittsburgh/	100.00
	Pennsylvania/USA

87	MyoTech Inc., San Diego/	100.00
	California/USA

88	Nor-Am Agro LLC, Wilmington	100.00
	Delaware/USA

89	SB Capital Corporation,	100.00
	Wilmington/Delaware/USA

90	Schering Berlin Inc., Wilmington/	100.00
	Delaware/USA

91	Schering Berlin Venture Cap. Corp.,	100.00
	Wilmington/Delaware/USA

92	CIS US Inc., Bedford/Massachusetts/	100.00
	USA

93	SCIC Holdings LLC,	100.00
	Wilmington/Delaware/USA

94	Schering Berlin Insurance Comp. Inc.,	100.00
	Burlington/Vermont/USA

95	Nor-AM Land Comp. Inc.,	100.00
	Wilmington/Delaware/USA

96	MFSC Medrad Foreign Sales Corp.,	100.00
	Bridgetown, Barbados

97	MTFP Inc., Indianola	100.00
	Pennsylvania/USA

98	MSVC Inc., Indianola	100.00
	Pennsylvania/USA

99	Berlex Laboratories LLC, Seattle/	100.00
	Washington/USA

 CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

100	Collateral Therapeutics Inc.,	100.00
	San Diego, California/USA

	LATIN AMERICA

101	Schering Argentina S.A.I.C.,	100.00
	Buenos Aires/Argentina

102	Schering Boliviana Ltda., La Paz/Bolivia	100.00

103	Justesa Imagen do Brasil, Rio de Janeiro/	51.00
	Brazil

104	Medrad America Latina Ltda.,	100.00
	Curitiba/Brazil

105	Schering do Brasil Quimica e Farma-	100.00
	céutica Ltda., Sao Paulo/Brazil

106	Laboratorio Berlimed S.A., Santiago/Chile	100.00

107	Schering de Chile S.A., Santiago/Chile	100.00

108	Schering Colombiana S.A., Bogotá/Colombia	100.00

109	Schering Dominicana S.A.,	100.00
	Santo Domingo/Dominican Rep.

110	Schering Ecuatoriana C.A., Quito/Ecuador	100.00

111	Schering Guatemalteca S.A.,	100.00
	Guatemala City/Guatemala

112	Centro Estratégico Canada Latinoamérica,	100.00
	Mexico City/Mexico

113	Justesa Imagen Mexicana S.A. de C.V.,	75.01
	Mexico City/Mexico

114	Productos Químicos Naturales S.A.	100.00
	de C.V., PROQUINA, Orizaba/Mexico

115	Schering Mexicana S.A. de C.V., Mexico City/	100.00
	Mexico

116	Schering Las Americas S.A. de C.V.,	100.00
	Colón/Panama

117	Schering Peruana S.A., Lima/Peru	100.00

118	Schering Uruguaya S.A., Montevideo/Uruguay	100.00

119	Schering de Venezuela S.A., Caracas/Venezuela	100.00

120	Medrad Mexicana, Ejidos de Tepepan-Xochimilco/	100.00
	Mexico

121	Justesa Imagen Argentina, Buenos Aires/	51.00
	Argentina

122	Schering Centroamericana C.A., S.A.	100.00
	San José/ Costa Rica

123	Newprod S.A.I.C., Buenos Aires	100.00
	Argentina

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	ASIA

124	Schering Pharmaceutical Ltd.,	100.00
	Guangzhou/PR China

125	Schering (Hongkong) Ltd., Hong Kong	100.00

126	P.T. Schering Indonesia,	85.00
	Jakarta/Indonesia

127	Nihon Medrad Kabushiki Kaisha	100.00
	(Nihon Medrad KK), Osaka/Japan

128	Nihon Schering KK, Osaka/Japan	100.00

129	Schering (Korea) Ltd., Seoul/Korea	100.00

130	Schering Philippine Corp.,	100.00
	Manila/The Philippines

131	Schering (China) Ltd., Hong Kong	100.00

132	Schering Taiwan Ltd., Taipei/Taiwan	100.00

133	Schering (Bangkok) Ltd., Bangkok/Thailand	100.00

134	Schering Chemicals Ltd., Bangkok/Thailand	100.00

135	Schering (Nanjing) Pharmaceuticals Ltd.,	80.00
	Nanjing/China

136	Schering (Singapore) Private Ltd.,	100.00
	Singapore

137	Schering (Malaysia) Sdn Bhd,	100.00
	Selangor/Malaysia

	AUSTRALIA / OCEANIA

138	Schering Pty. Ltd., Sydney/Australia	100.00

139	Imaxeon Pty. Ltd., Rydalmere/Australia	100.00

140	Schering (N.Z.) Ltd., Auckland/New Zealand	100.00

	AFRICA

141	Schering (Pty.) Ltd., Midrand/South Africa	100.00

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	II. JOINT VENTURES

142	ALK-Scherax Arzneimittel GmbH,	50.00
	Hamburg

143	MedacSchering Onkologie GmbH,	50.00
	Munich

	III. ASSOCIATES

144	Focus Inhalation OY, Turku/Finland	19.90

145	Parkmanagementgesellschaft BioTechPark	25.00
	Charlottenburg Management GmbH, Berlin 1)

146	Leiras Fine Chemicals OY,	50.00
	Turku/Finland

147	Molypharma S.A., Madrid/Spain	22.29

148	R. Schering OHG, Berlin 1)	50.00

149	Medipharm Ltd., Lahore/Pakistan 1)	49.00

150	Schering Afrika (Nigeria) Ltd.,	40.00
	Lagos/Nigeria 1)

151	BBB Biomedizinischer Forschungscampus	20.00
	Berlin Buch GmbH, Berlin 1)

152	UK Radiopharma Limited, London	50.00
	Great Britain

153	Medac GmbH, Hamburg	25.00

1) Section 311 (2) HGB was applied due to the insignificance of the companies concerned

CONVENIENCE TRANSLATION

2004 CONSOLIDATED FINANCIAL STATEMENTS of Schering AG, Berlin
List of Group shareholdings
(as of December 31, 2004)

No.	Name and domicile of company	Interest in capital
		(%)

	I. SUBSIDIARIES

	GERMANY

1	Schering AG, Berlin
	(parent company)

2	AWAG Arzneimittelwerk Altona AG,	100.00
	Hamburg

3	Schering Deutschland Holding AG,	100.00
	Hamburg

4	Bergazyme GmbH, Berlin	100.00

5	Berlichem Verwaltungsgesell-	100.00
	schaft für Chemie mbH, Berlin

6	Berlimed Verwaltungsgesell-	100.00
	schaft mbH, Berlin

7	Menadier Heilmittel GmbH,	100.00
	Hamburg

8	Berlitech Verwaltungsgesell-	100.00
	schaft mbH, Berlin

9	Borsig-Kokswerke GmbH, Berlin	100.00

10	EnTec GmbH, Hamburg	75.00

11	Institut für Diagnostik-	100.00
	forschung GmbH, Berlin

12	Jenapharm GmbH & Co. KG, Jena	100.00

13	Kokswerke und Chemische	100.00
	Fabriken GmbH, Berlin

14	Medrad Medizinische Systeme GmbH,	100.00
	Würzburg

15	Schering Finnland Holding GmbH	100.00
	Berlin

16	Pharma Verlagsbuchhandlung	100.00
	GmbH, Berlin

17	Schering Africa GmbH, Berlin	100.00

18	Schering Asia GmbH, Berlin	100.00

19	Schering Deutschland GmbH, Berlin	100.00

20	Schering Forschungsges.mbH, Berlin	100.00

21	Schering GmbH und Co. Produktions KG,	100.00
	Weimar

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

22	Schering Kahlbaum GmbH, Berlin	100.00

23	Schering Versicherungs-Vermittlung	100.00
	GmbH, Berlin

24	Schering Verwaltungsgesellschaft mbH,	100.00
	Weimar

25	HTV-Gesellschaft für Hochtemperatur-	100.00
	verbrennung mbH, Bergkamen

26	BerliServe Professional Services GmbH	100.00
	Berlin

27	Schering International Holding GmbH, Berlin	100.00

28	Intendis GmbH, Berlin	100.00

29	Kosinus Grundstücks-Verwaltungsgesell-	100.00
	schaft mbH & Gamma oHG, Berlin

30	Kosinus Grundstücksverwaltungs	100.00
	gesellschaft mbH, Berlin

31	ScherAdmin 01 GmbH, Berlin	100.00

32	Intendis Dermatologie GmbH, Berlin	100.00

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	EUROPE (excl. Germany)

33	Berlipharm N.V., Machelen/Belgium	99.96

34	N.V. Schering S.A., Machelen/Belgium	100.00

35	Mediwest Denmark ApS, Frederiksberg/	100.00
	Denmark

36	Schering A/S, Albertslund/Denmark	100.00

37	Schering OY, Turku/Finland	100.00

38	Schering Slovakia s.r.o.,	100.00
	Bratislava/Slovakia

39	Medrad France S.A.R.L., Rungis Cedex/	100.00
	France

40	Intendis S.A.S., Lys-Lez-Lannoy /	100.00
	France

41	Schering S.A., Lys-Lez-Lannoy/France	99.99

42	CIS bio international S.A., Gif sur Yvette Cedex	100.00
	France

43	Schering Hellas A.E., Athens/	100.00
	Greece

44	Schering Agrochemicals (Holdings) Ltd.,	100.00
	Burgess Hill/Great Britain

45	Schering Health Care Ltd., Burgess Hill/	100.00
	Great Britain

46	Schering Holdings Ltd., Burgess Hill/	100.00
	Great Britain

47	Schering Industrial Products Ltd.,	100.00
	Burgess Hill/Great Britain

48	Schering Industrial Products (Holdings)	100.00
	Ltd., Burgess Hill/Great Britain

49	Schering Warehousing Ltd., Burgess Hill/	100.00
	Great Britain

50	CIS UK Ltd., Bucks/Great Britain	100.00

51	Medrad Italia S.R.L., Pavia/Italy	100.00

52	Schering S.p.A., Milan/Italy	100.00

53	Berlipharm B.V., Weesp/Netherlands	100.00

54	Medrad Europe B.V., Maastricht/	100.00
	Netherlands

55	Schering Nederland B.V., Weesp/	100.00
	Netherlands

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

56	Mediwest Norway AS, Oslo/Norway	100.00

57	Schering Norge A/S, Stabekk/Norway	100.00

58	Schering Austria Ges.m.b.H., Vienna/	100.00
	Austria

59	Intendis Austria Ges.m.b.H., Vienna /	100.00
	Austria

60	LUSAL Producao Quimico-Farmacéutica	100.00
	Luso-Alema Lda., Mem-Martins/Portugal

61	Schering Lusitana Lda., Mem-Martins/	100.00
	Portugal

62	AO Schering, Moscow/Russia	100.00

63	Mediwest Scandinavia AB, Gothenburg/Sweden	100.00

64	Schering Nordiska AB, Stockholm/Sweden	100.00

65	Berlis AG, Schlieren/Switzerland	100.00

66	Schering (Schweiz) AG, Schlieren/Switzerland	100.00

67	Berlimed S.A., Madrid/Spain	51.00

68	Compania de Implantes Clinicos S.A.,	100.00
	Madrid/Spain

69	Justesa Imagen S.A., Madrid/Spain	51.00

70	Schering España S.A., Madrid/Spain	99.98

71	Schering Pharma S.R.O., Prague/	100.00
	Czech. Rep.

72	Schering Alman Ilac ve Ecza	100.00
	Ticaret Ltd. Sirketi, Istanbul/Turkey

73	Schering KFT., Budapest/Hungary	100.00

74	Medrad UK Limited, Burgess Hill/Great Britain	100.00

75	Berlifarma Lda., Mem Martins/Portugal	100.00

76	Theramex S.p.A., Milan/Italy	51.00

77	Schering Polska Sp.z o.o.,	100.00
	Warsaw/Poland

78	Scherimed S.A., Madrid/Spain	100.00

79	MAP Medical Technology OY,	100.00
	Tikkakoski/ Finland

80	MAP AB, Stockholm	100.00
	Sweden

81	UAB Schering, Vilnius	100.00
	Lithuania

82	Intendis S.p.A., Milan / Italy	100.00

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

83	Intendis Manufacturing S.p.A., Milan /	100.00
	Italy

84	Intendis Ilac Ticaret Limited Sirketi, Istanbul /	100.00
	Turkey

85	Intendis Farma S.A., Madrid /	100.00
	Spain

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	NORTH AMERICA

86	Berlex Canada Inc., Montreal/Canada	100.00

87	Berlex Inc., Wilmington/	100.00
	Delaware/USA

88	Beta Center Inc., Wilmington/	100.00
	Delaware/USA

89	Berlichem Inc., Wilmington/	100.00
	Delaware/USA

90	Island Chemical Company Inc.,	100.00
	Wilmington/Delaware/USA

91	Intendis Inc., Montville / New Jersey	100.00
	USA

92	Medrad Inc., Pittsburgh/	100.00
	Pennsylvania/USA

93	MyoTech Inc., San Diego/	100.00
	California/USA

94	Nor-Am Agro LLC, Wilmington/	100.00
	Delaware/USA

95	SB Capital Corporation,	100.00
	Wilmington/Delaware/USA

96	Schering Berlin Inc., Wilmington/	100.00
	Delaware/USA

97	Schering Berlin Venture Cap. Corp.,	100.00
	Wilmington/Delaware/USA

98	CIS US Inc., Bedford/Massachusetts/	100.00
	USA

99	SCIC Holdings LLC,	100.00
	Wilmington/Delaware/USA

100	Schering Berlin Insurance Comp. Inc.,	100.00
	Burlington/Vermont/USA

101	Nor-AM Land Comp. Inc.,	100.00
	Wilmington/Delaware/USA

102	MFSC Medrad Foreign Sales Corp.,	100.00
	Bridgetown, Barbados

103	MTFP Inc., Indianola	100.00
	Pennsylvania/USA

104	MSVC Inc., Indianola	100.00
	Pennsylvania/USA

105	Berlex Laboratories LLC, Seattle	100.00
	Washington/USA

106	Collateral Therapeutics Inc.,	100.00
	San Diego, California/USA

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	LATIN AMERICA

107	Schering Argentina S.A.I.C.,	100.00
	Buenos Aires/Argentina

108	Schering Boliviana Ltda., La Paz/Bolivia	100.00

109	Justesa Imagen do Brasil, Rio de Janeiro/	51.00
	Brazil

110	Medrad America Latina Ltda.,	100.00
	Curitiba/Brazil

111	Schering do Brasil Quimica e Farma-	100.00
	céutica Ltda., Sao Paulo/Brazil

112	Laboratorio Berlimed S.A., Santiago/Chile	100.00

113	Schering de Chile S.A., Santiago/Chile	100.00

114	Schering Colombiana S.A., Bogotá/Colombia	100.00

115	Schering Dominicana S.A.,	100.00
	Santo Domingo/Dominican Rep.

116	Schering Ecuatoriana C.A., Quito/Ecuador	100.00

117	Schering Guatemalteca S.A.,	100.00
	Guatemala City/Guatemala

118	Centro Estratégico Canada Latinoamérica,	100.00
	Mexico City/Mexico

119	Justesa Imagen Mexicana S.A. de C.V.,	75.01
	Mexico City/Mexico

120	Productos Químicos Naturales S.A.	100.00
	de C.V., PROQUINA, Orizaba/Mexico

121	Schering Mexicana S.A. de C.V., Mexico City/	100.00
	Mexico

122	Schering Las Americas S.A. de C.V.,	100.00
	Colón/Panama

123	Schering Peruana S.A., Lima/Peru	100.00

124	Schering Uruguaya S.A., Montevideo/Uruguay	100.00

125	Schering de Venezuela S.A., Caracas/Venezuela	100.00

126	Medrad Mexicana, Ejidos de Tepepan-Xochimilco/	100.00
	Mexico

127	Justesa Imagen Argentina, Buenos Aires/	51.00
	Argentina

128	Schering Centroamericana C.A., S.A.	100.00
	San José/ Costa Rica

129	Newprod S.A.I.C., Buenos Aires/	73.10
	Argentina

130	Intendis do Brasil Farmaceutica Ltda., Sao Paulo /	100.00
	Brazil

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	ASIA

131	Schering Pharmaceutical Ltd.,	100.00
	Guangzhou/PR China

132	Schering (Hongkong) Ltd., Hong Kong	100.00

133	P.T. Schering Indonesia,	85.00
	Jakarta/Indonesia

134	Nihon Medrad Kabushiki Kaisha	100.00
	(Nihon Medrad KK), Osaka/Japan

135	Nihon Schering KK, Osaka/Japan	100.00

136	Schering (Korea) Ltd., Seoul/Korea	100.00

137	Schering Philippine Corp.,	100.00
	Manila/The Philippines

138	Schering (China) Ltd., Hong Kong	100.00

139	Schering Taiwan Ltd., Taipei/Taiwan	100.00

140	Schering (Bangkok) Ltd., Bangkok/Thailand	100.00

141	Schering Chemicals Ltd., Bangkok/Thailand	100.00

142	Schering Asia-Pacific Private Limited /	100.00
	Singapore

143	Schering (Singapore) Private Ltd.,	100.00
	Singapore

144	Schering (Malaysia) Sdn Bhd,	100.00
	Selangor/Malaysia

	AUSTRALIA / OCEANIA

145	Schering Pty. Ltd., Sydney/Australia	100.00

146	Imaxeon Pty. Ltd., Rydalmere/Australia	100.00

147	Schering (N.Z.) Ltd., Auckland/New Zealand	100.00

	AFRICA

148	Schering (Pty.) Ltd., Midrand/South Africa	100.00

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	II. JOINT VENTURES

149	ALK-Scherax Arzneimittel GmbH,	50.00
	Hamburg

150	MedacSchering Onkologie GmbH,	50.00
	Munich

	III. ASSOCIATES

151	Parkmanagementgesellschaft BioTechPark	25.00
	Charlottenburg Management GmbH, Berlin 1)

152	Molypharma S.A., Madrid/Spain	22.29

153	R. Schering OHG, Berlin 1)	50.00

154	Medipharm Ltd., Lahore/Pakistan 1)	49.00

155	BBB Biomedizinischer Forschungscampus	20.00
	Berlin Buch GmbH, Berlin 1)

156	UK Radiopharma Limited, London	50.00
	Great Britain

157	Medac GmbH, Hamburg	25.00

1) Section 311 (2) HGB was applied due to the insignificance of the companies concerned

CONVENIENCE TRANSLATION

2005 CONSOLIDATED FINANCIAL STATEMENTS of Schering AG, Berlin
List of Group shareholdings
(as of December 31, 2005)

No.	Name and domicile of company	Interest in capital
		(%)

	I. SUBSIDIARIES

	GERMANY

1	Schering AG, Berlin
	(parent company)

2	AWAG Arzneimittelwerk Altona AG,	100.00
	Hamburg

3	Schering Deutschland Holding AG,	100.00
	Hamburg

4	Bergazyme GmbH, Berlin	100.00

5	Berlichem Verwaltungsgesell-	100.00
	schaft für Chemie mbH, Berlin

6	Berlimed Verwaltungsgesell-	100.00
	schaft mbH, Berlin

7	Menadier Heilmittel GmbH,	100.00
	Hamburg

8	Berlitech Verwaltungsgesell-	100.00
	schaft mbH, Berlin

9	Borsig-Kokswerke GmbH, Berlin	100.00

10	EnTec GmbH, Hamburg	75.00

11	Institut für Diagnostik-	100.00
	forschung GmbH, Berlin

12	Jenapharm GmbH & Co. KG, Jena	100.00

13	Kokswerke und Chemische	100.00
	Fabriken GmbH, Berlin

14	Medrad Medizinische Systeme GmbH,	100.00
	Würzburg

15	Schering Finland Holding GmbH	100.00
	Berlin

16	Pharma Verlagsbuchhandlung	100.00
	GmbH, Berlin

17	Schering Africa GmbH, Berlin	100.00

18	Schering Asia GmbH, Berlin	100.00

19	Schering Germany GmbH, Berlin	100.00

20	Schering Forschungsges.mbH, Berlin	100.00

21	Schering GmbH und Co. Produktions KG,	100.00
	Weimar

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

22	Schering Kahlbaum GmbH, Berlin	100.00

23	Schering Versicherungs-Vermittlung	100.00
	GmbH, Berlin

24	Schering Verwaltungsgesellschaft mbH,	100.00
	Weimar

25	HTV-Gesellschaft für Hochtemperatur-	100.00
	verbrennung mbH, Bergkamen

26	BerliServe Professional Services GmbH	100.00
	Berlin

27	Schering International Holding GmbH, Berlin	100.00

28	Intendis GmbH, Berlin	100.00

29	Kosinus Grundstücks-Verwaltungsgesell-	100.00
	schaft mbH & Gamma oHG, Berlin

30	Kosinus Grundstücksverwaltungs	100.00
	gesellschaft mbH, Berlin

31	ScherAdmin 01 GmbH, Berlin	100.00

32	Intendis Dermatologie GmbH, Berlin	100.00

33	Medac Schering Onkologie GmbH, Munich	100.00

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	EUROPE (excl. Germany)

34	Berlipharm N.V., Machelen/Belgium	99.96

35	N.V. Schering S.A., Machelen/Belgium	100.00

36	Medrad Belgium BVBA, Hasselt/Belgium	100.00

37	Medrad Denmark ApS, Frederiksberg/	100.00
	Denmark

38	Schering A/S, Albertslund/Denmark	100.00

39	Schering OY, Turku/Finland	100.00

40	Schering Slovakia s.r.o.,	100.00
	Bratislava/Slovakia

41	Medrad France S.A.R.L., Rungis Cedex/	100.00
	France

42	Intendis S.A.S., Lys-Lez-Lannoy /	100.00
	France

43	Schering SAS, Lys-Lez-Lannoy/France	100.00

44	Schering Production SAS, Lys-Lez-Lannoy/	100.00
	France

45	CIS bio international S.A., Gif sur Yvette Cedex	100.00
	France

46	Schering Hellas A.E., Athens/	100.00
	Greece

47	Schering Agrochemicals (Holdings) Ltd.,	100.00
	Burgess Hill/Great Britain

48	Schering Health Care Ltd., Burgess Hill/	100.00
	Great Britain

49	Schering Holdings Ltd., Burgess Hill/	100.00
	Great Britain

50	Schering Industrial Products Ltd.,	100.00
	Burgess Hill/Great Britain

51	Schering Industrial Products (Holdings)	100.00
	Ltd., Burgess Hill/Great Britain

52	CIS UK Ltd., Bucks/Great Britain	100.00

53	Medrad Italia S.R.L., Pavia/Italy	100.00

54	Schering S.p.A., Milan/Italy	100.00

55	Schering d.o.o. (Croatia), Zagreb/Croatia	100.00

56	Berlipharm B.V., Weesp/Netherlands	100.00

57	Medrad Europe B.V., Maastricht/	100.00
	Netherlands

58	Schering Nederland B.V., Weesp/	100.00
	Netherlands

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

59	Mediwest Norway AS, Oslo/Norway	100.00

60	Schering Norge A/S, Baerum/Norway	100.00

61	Schering Austria Ges.m.b.H., Vienna/	100.00
	Austria

62	Intendis Austria Ges.m.b.H., Vienna /	100.00
	Austria

63	LUSAL Producao Quimico-Farmacéutica	100.00
	Luso-Alema Lda., Mem-Martins/Portugal

64	Schering Lusitana Lda., Mem-Martins/	100.00
	Portugal

65	Intendis Portugal Sociedade Unipessoal Lda.,	100.00
	Mem Martins/Portugal

66	AO Schering, Moscow/Russia	100.00

67	Medrad Sweden AB, Gothenberg/Sweden	100.00

68	Schering Nordiska AB, Stockholm/Sweden	100.00

69	Berlis AG, Schlieren/Switzerland	100.00

70	Schering (Schweiz) AG, Schlieren/Switzerland	100.00

71	Berlimed S.A., Madrid/Spain	51.00

72	Justesa Imagen S.A., Madrid/Spain	51.00

73	Schering España S.A., Madrid/Spain	99.98

74	Schering s.r.o. - clen koncernu, Prague/	100.00
	Czech. Rep.

75	Schering Alman Ilac ve Ecza	100.00
	Ticaret Ltd. Sirketi, Istanbul/Turkey

76	Schering KFT., Budapest/Hungary	100.00

77	Medrad UK Limited, Burgess Hill/Great Britain	100.00

78	Berlifarma Lda., Mem Martins/Portugal	100.00

79	Theramex S.p.A., Milan/Italy	51.00

80	Schering Polska Sp.z o.o.,	100.00
	Warsaw/Poland

81	Intendis Polska Sp. z o.o., Warsaw/	100.00
	Poland

82	Schering Romania, Bucharest/Romania	100.00

83	UAB Schering, Vilnius	100.00
	Lithuania

84	Intendis S.p.A., Milan / Italy	100.00

85	Intendis Manufacturing S.p.A., Milan /	100.00
	Italy

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

86	Intendis Ilac Ticaret Limited Sirketi, Istanbul /	100.00
	Turkey

87	Intendis Farma S.A., Madrid /	100.00
	Spain

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	NORTH AMERICA

88	Berlex Canada Inc., Montreal/Canada	100.00

89	Berlex Inc., Wilmington/	100.00
	Delaware/USA

90	Beta Center Inc., Wilmington/	100.00
	Delaware/USA

91	Berlichem Inc., Wilmington/	100.00
	Delaware/USA

92	Intendis Inc., Montville / New Jersey	100.00
	USA

93	Medrad Inc., Pittsburgh/	100.00
	Pennsylvania/USA

94	MyoTech Inc., San Diego/	100.00
	California/USA

95	Nor-Am Agro LLC, Wilmington	100.00
	Delaware/USA

96	SB Capital Corporation,	100.00
	Wilmington/Delaware/USA

97	Schering Berlin Inc., Wilmington/	100.00
	Delaware/USA

98	Schering Berlin Venture Cap. Corp.,	100.00
	Wilmington/Delaware/USA

99	CIS US Inc., Bedford/Massachusetts/	100.00
	USA

100	SCIC Holdings LLC,	100.00
	Wilmington/Delaware/USA

101	Schering Berlin Insurance Comp. Inc.,	100.00
	Burlington/Vermont/USA

102	Nor-AM Land Comp. Inc.,	100.00
	Wilmington/Delaware/USA

103	MFSC Medrad Foreign Sales Corp.,	100.00
	Bridgetown, Barbados

104	MTFP Inc., Indianola	100.00
	Pennsylvania/USA

105	MSVC Inc., Indianola	100.00
	Pennsylvania/USA

106	Berlex Laboratories LLC, Seattle	100.00
	Washington/USA

107	Collateral Therapeutics Inc.,	100.00
	San Diego, California/USA

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	LATIN AMERICA

108	Schering Argentina S.A.I.C.,	100.00
	Buenos Aires/Argentina

109	Schering Boliviana Ltda., La Paz/Bolivia	100.00

110	Justesa Imagen do Brasil S.A., Rio de Janeiro/	51.00
	Brazil

111	Medrad America Latina Ltda.,	100.00
	Curitiba/Brazil

112	Schering do Brasil Quimica e Farma-	100.00
	céutica Ltda., Sao Paulo/Brazil

113	Laboratorio Berlimed S.A., Santiago/Chile	100.00

114	Schering de Chile S.A., Santiago/Chile	100.00

115	Schering Colombiana S.A., Bogotá/Colombia	100.00

116	Schering Dominicana S.A.,	100.00
	Santo Domingo/Dominican Rep.

117	Schering Ecuatoriana C.A., Quito/Ecuador	100.00

118	Schering Guatemalteca S.A.,	100.00
	Guatemala City/Guatemala

119	Centro Estratégico Canada Latinoamérica S.A. de C.V.,	100.00
	Mexico City/Mexico

120	Justesa Imagen Mexicana S.A. de C.V.,	75.01
	Mexico City/Mexico

121	Productos Químicos Naturales S.A.	100.00
	de C.V., PROQUINA, Orizaba/Mexico

122	Schering Mexicana S.A. de C.V., Mexico City/	100.00
	Mexico

123	Intendis Mexicana S.A. de C.V., Mexico City/	100.00
	Mexico

124	Intendis Mexicana Servicios S.A. de C.V.,	100.00
	Mexico City/Mexico

125	Schering Las Americas S.A.,	100.00
	Colón/Panama

126	Schering Peruana S.A., Lima/Peru	100.00

127	Schering Uruguaya S.A., Montevideo/Uruguay	100.00

128	Schering de Venezuela S.A., Caracas/Venezuela	100.00

129	Medrad Mexicana S. de R.L. de C.V.,	100.00
	Ejidos de Tepepan-Xochimilco/Mexico

130	Justesa Imagen Argentina S.A., Buenos Aires/	51.00
	Argentina

131	Schering Centroamericana C.A., S.A.	100.00
	San José/ Costa Rica

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

132	Newprod S.A.I.C., Buenos Aires	73.10
	Argentina

133	Intendis do Brasil Farmaceutica Ltda., Itapevi /	100.00
	Brazil

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	ASIA

134	Schering Pharmaceutical Ltd.,	100.00
	Guangzhou/PR China

135	Schering (Hongkong) Ltd., Hong Kong	100.00

136	P.T. Schering Indonesia,	100.00
	Jakarta/Indonesia

137	Intendis K.K., Osaka/Japan	100.00

138	Nihon Medrad Kabushiki Kaisha	100.00
	(Nihon Medrad KK), Osaka/Japan

139	Nihon Schering KK, Osaka/Japan	100.00

140	Schering (Korea) Ltd., Seoul/Korea	100.00

141	Schering Philippine Corp.,	100.00
	Manila/The Philippines

142	Schering (China) Ltd., Hong Kong	100.00

143	Schering Taiwan Ltd., Taipei/Taiwan	100.00

144	Schering (Bangkok) Ltd., Bangkok/Thailand	100.00

145	Schering Chemicals Ltd., Bangkok/Thailand	100.00

146	Medrad Asia Pte. Ltd. / Singapore	100.00

147	Schering Asia-Pacific Private Limited /	100.00
	Singapore

148	Schering (Singapore) Private Ltd.,	100.00
	Singapore

149	Schering (Malaysia) Sdn Bhd,	100.00
	Selangor/Malaysia

	AUSTRALIA / OCEANIA

150	Schering Pty. Ltd., Sydney/Australia	100.00

151	Imaxeon Pty. Ltd., Rydalmere/Australia	100.00

152	Schering (N.Z.) Ltd., Auckland/New Zealand	100.00

	AFRICA

153	Schering (Pty.) Ltd., Midrand/South Africa	100.00

CONVENIENCE TRANSLATION

No.	Name and domicile of company	Interest in capital
(%)

	II. JOINT VENTURES

154	ALK-Scherax Arzneimittel GmbH,	50.00
	Hamburg

	III. ASSOCIATES

155	Molypharma S.A., Madrid/Spain	22.29

156	R. Schering OHG, Berlin 1)	50.00

157	Medipharm Ltd., Lahore/Pakistan 1)	49.00

158	BBB Biomedizinischer Forschungscampus	20.00
	Berlin Buch GmbH, Berlin 1)

159	UK Radiopharma Limited, Burgess Hill/	50.00
	Great Britain

160	Radioisotopi Italia SRL, Milan/Italy	50.00

1) Section 311 (2) HGB was applied due to the insignificance of the companies concerned